Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

October 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ernest Greene
Andrew Blume
Erin Donahue
Anne Parker

Re:	The Magnum Ice Cream Company B.V. Draft Registration Statement on Form 20-F Submitted October 6, 2025 CIK No. 0002071668

Ladies and Gentlemen,

On behalf of The Magnum Ice Cream Company B.V. (the “Company”), we hereby submit a fourth Draft Registration Statement on Form 20-F (“Submission No. 4”).

The Company previously submitted a Draft Registration Statement on Form 20-F to the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2025 (the “Draft Submission”). On July 7, 2025, the Company received a comment letter with respect to the Draft Submission (the “Comment Letter”) from the staff of the Commission (the “Staff”). On August 6, 2025, the Company submitted a second Draft Registration Statement on Form 20-F (“Submission No. 2”), along with a response letter in order to address the Comment Letter (“Response Letter”). On August 26, 2025, the Company received a comment letter with respect to Submission No. 2 from the Staff (“Comment Letter No. 2”). On September 10, 2025, the Company submitted a third Draft Registration Statement (“Submission No. 3”), along with a response letter in order to address Comment Letter No. 2. On September 22, 2025 the Company was informed orally that the Staff had no additional comments on Submission No. 3. Submission No. 4 includes interim financial statements for the six-month periods ended June 30, 2025 and June 30, 2024, and their associated operating and financial reviews.

Capitalised terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 4.

Please do not hesitate to contact me (mike.bienenfeld@linklaters.com, +44 20 7456 3660) or Igor Rogovoy (igor.rogovoy@linklaters.com, +44 20 7456 3949) with any questions regarding this correspondence.

Sincerely yours,

/s/ Michael Z. Bienenfeld

Michael Z. Bienenfeld

cc:	Peter ter Kulve, Chief Executive Officer, The Magnum Ice Cream Company B.V.
Abhijit Bhattacharya, Chief Financial Officer, The Magnum Ice Cream Company B.V.
Vanessa Vilar, Chief Legal Officer, The Magnum Ice Cream Company B.V.